Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  January 3, 2002

EchoStar Issues Statement Concerning Disney's ABC Family Channel and ESPN Classic

LITTLETON, Colo., Jan 2, 2002 (BUSINESS WIRE) -- EchoStar Communications Corporation (Nasdaq:DISH) issued the following statement today concerning efforts by EchoStar's DISH Network to discontinue carriage of the Disney-owned ABC Family Channel and ESPN Classic:

The current dispute between EchoStar and Disney is simply about EchoStar trying to protect its customers from Disney, a giant media conglomerate that has imposed rate increases well beyond the rate of inflation. By far the number one contributor to this vicious cycle is Disney's ESPN, which has raised its rates by a compounded 20 percent each year from 1998 to 2001. Over this four-year period, this price increase is 10 times the rate of inflation. In this environment, EchoStar has no choice but to make difficult decisions about which programming it can afford to carry while still meeting its duty to its customers to keep price increases to a minimum. EchoStar simply cannot carry every service a programming behemoth like Disney wishes to force upon EchoStar at costs which bear little relationship to the value they provide to consumers. Continuing to carry costly services like ABC Family and ESPN Classic, with their limited viewership, will only result in many more unhappy customers who will later face unjustifiably high TV bills which they cannot afford to pay.

EchoStar maintains positive relationships with nearly all programmers and has successful arrangements in place for hundreds of channels. In fact, no other television programmer has tied its political position on EchoStar's pending merger with Hughes Electronics with any kind of programming deal. Only Disney has applied such heavy-handed tactics of trading political support for rate increases.

Disney's hypocritical interest in consumers is evident not only through its exorbitant price increases to distributors like EchoStar, but is evidenced by Disney executives' very real and documented threats to oppose the pending EchoStar-Hughes merger unless EchoStar bowed to Disney's demand for continued carriage at much higher rates for ABC Family and ESPN Classic. Proof of Disney's seriousness in carrying out this flawed plan to beat EchoStar into submission can be found in Disney's recent statements concerning the merger. More telling is that Disney has neglected to inform the press that EchoStar notified Disney of its intentions to discontinue carriage of both ABC Family and ESPN Classic prior to its pending merger with Hughes, which contradicts Disney's "spin," and makes it absolutely clear that EchoStar is acting solely to protect its customers. In the end, EchoStar refuses to pay hush money to Disney, and believes that interested government officials and the public will see through Disney's self-serving tactics. Moreover, a careful analysis of the current dispute should result in Disney coming under no less scrutiny than the pending EchoStar-Hughes merger regarding the protection of consumers' interests in accessing television programming at affordable prices.

"If the price for Disney's support of our pending merger comes at the cost of increased, double-digit rate hikes for our customers, then we must forego their support. Our sole goal is to get fair pricing, and we remain interested in carrying most of Disney's other channels," said Charlie Ergen, chairman and CEO of EchoStar. "We have a strong track record of offering fair, nationwide pricing for all our customers, whether urban, suburban or rural, and we will not be intimidated into changing this approach. We are confident that we are within our rights to cancel ESPN Classic and await a judge's ruling before making a final decision to discontinue carriage of ABC Family."

EchoStar is not alone in its efforts against rising programming rates as many other multichannel video program distributors (MVPD) have sought to protect their customers against Disney's historic, double-digit price increases. In fact, nearly half of Disney's current distributors of ABC Family who are trying to protect their consumers may not extend their contracts with ABC Family. In his recent testimony before the House Subcommittee on Commerce, Neal Schnogg, representing the American Cable Association, testified, "We have seen an explosive consolidation in the programming industry that has led to sharply increased prices, less freedom to offer popular content, and little customer awareness as to why they are forced to buy the channels they do and why their rates go up so much."

"The fact of the matter is that ABC Family is not the channel we bargained for in 1995, when it was controlled by Pat Robertson. Since then, it has changed hands twice, first to Fox and now to Disney," said Michael Schwimmer, vice president of Programming at EchoStar. "We strongly believe we have the right to determine who we do business with and the general makeup of the content. In 1995, we did not bargain for repurposed programming from ABC that we would pay twice for and which our viewers may have already seen on another Disney-owned channel. When it comes to protecting our customers, we refuse to be bullied."

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.4 million customers. For more information, visit www.dishnetwork.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

CONTACT:	EchoStar Communications Corp. Littleton Judianne Atencio, 303/723-2010 judianne.atencio@echostar.com Marc Lumpkin, 303/723-2020 marc.lumpkin@echostar.com